GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

20 September 2007

07027059

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the acquisition of a new subsidiary company by Swallow Creek Limited, an indirect 95% owned subsidiary of the Company for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

PROCESSED
OCT 04 2007
THOMSON
FINANCIAL

RECEIVED
2007 OCT -2 P 5:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc

Exemption No. 82-4962

Form Version 2.0

General Announcement

Ownership transfer to **GENTING** on **20/09/2007 05:23:40 PM**
Submitted by **GENTING** on **20/09/2007 05:58:07 PM**
Reference No GG-070920-34563

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ACQUISITION OF A NEW SUBSIDIARY COMPANY BY SWALLOW CREEK LIMITED, AN INDIRECT 95% OWNED SUBSIDIARY OF THE COMPANY

* **Contents :-**

We wish to inform that Swallow Creek Limited, an indirect 95% owned subsidiary of the Company has acquired the entire issued and paid-up share capital of Genting Oil Kasuri Pte Ltd, a company incorporated in Singapore, comprising 1 ordinary share for a cash consideration of S$1/- on 18 September 2007.

None of the Directors and/or substantial shareholders of the Company and/or any persons connected with them has any interest, direct or indirect in the aforesaid acquisition.

The aforesaid new subsidiary is not expected to have any effect on the group's profit for 2007.

GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ERSTE BANK
DER OESTERREICHISCHEN SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	+43 (0)5 0100 9 - 13112		
E-Mail	investor.relations@erstebank.at		

Sie erhalten Transmission consists of Seite(n) einschließlich dieser. page(s) including this .

Nachricht/Message

Erste Bank, Commission file no. 82-5066

"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

Datum/Date: **21.09.2007**

ERSTE

INVESTOR INFORMATION

Vienna, 21 September 2007

Capital Markets Day: Erste Group confirms growth targets BCR integration well under way

At today's Capital Markets Day held in Bratislava, Slovakia, Erste Group confirmed its earnings targets for 2007 (increase of the Group's annual net profit of at least 25% compared to 2006) as well as the medium term growth targets. An average annual net profit growth of at least 20% is expected in the years 2008 and 2009; the cost/income ratio target for 2009 remains below 55%; and return on equity should return to 18% - 20% following the capital increase in 2006.

An update on the Integration and Development Program (IDP) as well as the future outlook for Banca Comercială Română (BCR) were also presented at the Capital Markets Day. With the IDP addressing almost every aspect of the business, major investments are under way with a view to strengthen customer service and expand the distribution network. In order to enhance the efficiency of operations as well as consistency of service quality towards clients, most back office and support functions will be centralised or outsourced. As a consequence of this reorganisation, relocations and the streamlining of processes the bank's (bank only) workforce will reduce from 10,600 employees as of June 2007 to a target headcount of 8,200 by end of 2008. This restructuring will be supported by open selection processes for all newly created functions, substantial mobility packages, negotiated relocations of staff to outsourcing partners and free-of-charge career counselling.

In his statement, Andreas Treichl, CEO of Erste Group, referred to the consistent but further evolving strategy since the IPO on the Vienna Stock Exchange in 1997: "Erste Group is ideally positioned to benefit from the low risk exposure to the fastest growing EU markets in CEE". Moreover, he stressed that, while still developing a balanced overall portfolio through the strengthening of the corporate banking and global markets activities, retail banking will remain the core focus of the Group.

Furthermore, Mr. Treichl gave an update on the New Group Architecture projects, launched in 2004 with the aim of saving costs and boosting revenues. With most of the projects closed, the resulting tighter control of operating performance and synergies delivery is expected to translate into an immediate slowdown of Group cost growth in the second half of 2007. In 2008, cost growth should equal only 7%. "The roll-out of a new performance management system will dramatically increase transparency of the group's results and will allow for an integrated performance measurement/reward system", as Peter Kisbenedek, the new group CFO pointed out.

In the context of the US sub-prime market crisis, Erste Group also emphasised its strict investment guidelines and pointed out its zero sub-prime exposure as well as the limited impact of the crisis on its portfolio. "We aim for quality in our investment policy and pay particular attention to the risk-reward trade off" stated Bernhard Spalt, Erste Group Chief Risk Officer.

The presentations of the individual topics and a web cast of the whole event are accessible on the homepage at www.erstebank.com/investorrelations.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section.

END